Exhibit 99.1

BORR DRILLING LIMITED – CONTEMPLATED EQUITY OFFERING OF USD 40-50 MILLION

Hamilton, Bermuda, 22 September 2020

Borr Drilling Limited (“Borr” or the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is contemplating offering USD 40-50 million in new depository receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each with a par value of USD 0.05, and each at a subscription price of USD 0.70 (the “Subscription Price”) (the “Equity Offering”).

Certain investors have pre-committed to subscribe for Offer Shares in the Equity Offering in the amount of approximately USD 30 million, of which individual members of the Company’s Board of Directors (the “Board”) and the Company’s executive management have pre-committed for a total of USD 3 million.

The net proceeds from the Equity Offering will be used to strengthen the Company’s working capital and for general corporate purposes. The Company may also use part of the proceeds to repurchase bonds under the Company’s USD 350 million convertible bond loan on term acceptable to the Board.

The application period opens today, on 22 September 2020, at 22:00 CET/4:00pm EST and ends at 08:00 CET/2.00am EST on 25 September 2020. The Company may, in its own discretion, extend or shorten the application period at any time and for any reason.

Completion of the Equity Offering is subject to (i) the Board resolving to consummate the Equity Offering and allocate the Offer Shares; (ii) publication of a prospectus approved by the Financial Supervisory Authority of Norway, relating to the listing of the Offer Shares and certain of the offer shares in the May private placement (hereinafter the “Listing Prospectus”); (iii) with respect to Tranche 2, the approval by the SGM of the increase of the Company’s authorized share capital; and (iv) the Offer Shares, including the underlying new common shares, having been fully paid and legally issued. Each applicant acknowledges that the Equity Offering may be cancelled if the conditions are not fulfilled. Tranche 1 may, in the Company’s discretion, be completed without Tranche 2.

Settlement of Tranche 1 of the Equity Offering is expected on or about 29 September 2020. Settlement of Tranche 2 of the Equity Offering is expected on or about 13 October 2020.

The Offer Shares, representing the beneficial interests in the same number of common shares in the Company, will only be listed on the Oslo Stock Exchange upon issuance. No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE.

Subject to completion of the Equity Offering, Board approval, and the prevailing market price of the Company’s depository receipts, the Company intends to carry out a subsequent offering of new depository receipts in the Company (the “Subsequent Offering”). The Subsequent Offering will, on the basis of an offering- and listing prospectus (the “Offering Prospectus”) to be approved by the Norwegian Financial Supervisory Authority, and subject to shareholder approval at the SGM, be directed towards holders of OSE depository receipts who: (i) hold OSE depository receipts as per the end of trading on 22 September 2020, as registered in VPS as of 24 September 2020, (ii) are not allocated Offer Shares in the Equity Offering, and (iii) are not resident in a jurisdiction where such offering would be unlawful or, for jurisdictions other than Norway, would require any prospectus, filing, registration or similar action (the “Eligible Shareholders”). The Eligible Shareholders will be granted non-transferable subscription rights. The subscription period in the Subsequent Offering is expected to commence following publication of the Offering Prospectus, estimated in end October 2020.  The subscription price in the Subsequent Offering will correspond with the Subscription Price in the Private Placement. Investors allocated Offer Shares in the Equity Offering will not be given the right to participate in a Subsequent Offering.

The securities offered in the Equity Offering and any Subsequent Offering have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the contemplated Equity Offering including the conditions to the offering, pre-commitments to subscribe for Offer Shares and the intended use of the net proceeds of the Equity Offering and the Subsequent Offering.  Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to complete the contemplated Equity Offering on contemplated terms or at all  including whether the conditions to the offering will be satisfied and the use of the proceeds and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.